Identive Group, Inc.     1900 Carnegie Ave., Bldg. B     Santa Ana, CA 92705     US

July 27, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Stephen Krikorian, Accounting Branch Chief

Re:	Identive Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 8, 2010
File No. 000-29440

Dear Mr. Krikorian:

This letter is submitted by Identive Group, Inc. (the “Company”) in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated July 8, 2010 (the “Comment Letter”), relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Filing”). For the convenience of the Staff, we have restated in this letter each of the Staff’s comments as set forth in the Comment Letter and numbered each of its responses to correspond therewith.

Item 1. Business, page 3

General

1.	We note that portions of your business, particularly sales of your smart card readers and chips, are impacted by governmental budget cycles. Please tell us why you have not included in your Business section disclosure regarding the seasonality of your business. See Item 101(c)(1)(v) of Regulation S-K.

Response to Comment 1:

We advise the Staff that, through our Hirsch and SCM business units, we supply products and solutions for government entities primarily through indirect sales channels, principally intermediaries in the supply chain. While our SCM business, which sells

Identive Group, Inc. 1900 Carnegie Ave., Bldg. B Santa Ana, CA 92705 USA	T +1 949 553 4280 F +1 949 250 7263 info@identive-group.com www.identive-group.com smart card readers and embedded chips, typically experiences some seasonal effect based on governmental budget cycles, in 2009 this portion of our business did not experience any material seasonal difference due to project and budget delays in the government sector. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2010 and in future filings, we will include disclosure under Item 101(c)(1)(v) of Regulation S-K regarding seasonality in our reporting segments to the extent it is material to an understanding of our business taken as a whole.

2.	We note your significant business relationship and reliance upon contracts with government entities (as highlighted in your Risk Factors section). Please tell us why you have not included in your Business section disclosure regarding the portion of your business that may be subject to renegotiation or termination at the election of the government. See Item 101(c)(1)(ix) of Regulation S-K.

Response to Comment 2:

As noted in our response to Comment 1, a majority of our sales to U.S. government entities or programs are made through our indirect sales network, which assumes the direct contracting risk associated with government orders. Sales made by our business units directly to U.S. government entities are normally priced using published GSA schedules and are not negotiated as individual contracts. As a result, we are not subject to any material risk of renegotiation or termination at the election of these government entities. In future filings, we will include appropriate disclosure under Item 101(c)(1)(ix) to the extent it is material to an understanding of our business taken as a whole.

Customers, page 13

3.	You indicate that no single customer accounted for in excess of ten percent of your total revenue in 2009. However, we note that you derive a substantial portion of your revenue “from contracts with international, federal, state and local governments and government agencies, and subcontracts under federal government prime contracts.” In view of the foregoing, please enhance your disclosure to present to investors the percentage of total revenue in 2009 attributable to (i) all government-related business collectively, including revenues derived from any government agencies, offices and/or units, and (ii) all U.S. government-related business, collectively.

Response to Comment 3:

We respectfully refer the Staff to our responses to Comments 1 and 2 regarding the indirect nature of our sales to government entities. In addition, we advise the Staff that in 2009, revenue from direct U.S. government orders to the Hirsch business unit constituted approximately 5.5% of total revenue. Through Hirsch and other business units, we sell products and solutions through indirect channels that include dealers, systems integrators and OEM partners who supply U.S. government agencies as well as other customers. The dealers and others who make up the indirect sales channels are not obligated to, and normally do not, inform us of the identity of the ultimate purchaser of our products. As a result, it is not possible for us to track which portion of the sales are ultimately made through these indirect channels to U.S. government entities. Therefore, we are unable to provide revenue information attributable to indirect sales to the U.S. government. Further, sales to local, state and non-U.S. government entities are a less significant component of our revenues from the government market, and are also frequently made through our indirect sales channels. In future filings, we will enhance our disclosure concerning revenue from the U.S. government market or other portions of the worldwide government market within the appropriate business segment and to the extent such information is readily available. In addition, the language quoted by the Staff in its comment appears on page 25 of the Filing in our “Risk Factors” section. In light of the Staff’s comment, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2010, we will review our risk factor disclosure regarding our activities in the government market to ensure consistency with the remaining disclosure in such filing.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

4.	We note disclosure in your Management’s Discussion and Analysis section indicating that you have experienced “ongoing pricing pressure and material cost increases.” Please tell us what consideration you gave to discussing, in quantitative as well as qualitative terms, the impact of inflation and changing prices on your net revenue and on income (loss) from continuing operations. See Item 303(a)(3)(iv) of Regulation S-K.

Response to Comment 4:

We acknowledge the Staff’s comment and respectfully refer the Staff to the disclosures contained on pages 50, 53 and 54 of the Filing. The statement regarding pricing pressure and material cost increases noted by the Staff is included on page 50 of the Filing and appears in our discussion of trends in gross profit margin relating to the SCM U.S. portion of our business. The Company does consider the effect of changing prices on its results. For example, in the discussion of changes in gross margin between fiscal years 2008 and 2007 on page 54 of the Filing, we describe the impact of pricing pressure on commodity products and increases in the cost of certain materials used to make those products, as well as and how these trends were offset by our management of the supply chain and cost-reduction measures in manufacturing. In addition, as discussed on page 53 of the Filing, we have experienced a trend away from lower margin products (external readers) to higher margin products (embedded chips). As a result of these trends, we have experienced lower revenue for this portion of our business but the higher margins have offset the effect of the lower revenue. Because the overall impact of the changes in gross margin on our revenue and results as a whole was determined not to be material, we did not consider it necessary to provide duplicative disclosure on the impact of pricing pressures on gross margin in our revenue discussion. In addition, we advise the Staff that, although we considered the impact of inflation, we determined there was no material impact on net revenue or income (loss) from continuing operations for 2009. To the extent inflation or pricing pressures have a material impact in future years, we will make appropriate disclosure.

5.	We note within your discussion of fluctuations in revenue, gross profits and operating expenses that there are several instances where two or more sources of a material change have been identified, but the source that contributed to the change was not quantified. Additionally, there are several instances where only the factor which “primarily” contributed to a change is identified, and such factor is not subsequently quantified nor are any offsetting factors discussed. For example, refer to your disclosure regarding changes in revenue in the Digital Media and Connectivity business segment from 2007 to 2008. Please tell us how you have considered quantifying each source that contributed to a material change, and any offsetting factors, in Management’s Discussion and Analysis pursuant to Section III. D of SEC Release 33-6835. For instance, at a minimum, tell us your consideration for quantifying the impact of the Hirsch acquisition on such fluctuations. Please note that prefacing the reference to sources of changes with the words “primarily”, “mainly” and “mostly” obscures the ability of the reader to identify the material sources of the change. This comment also applies to your Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

Response to Comment 5:

We acknowledge the Staff’s comment and confirm that we have reviewed Section III.D. of Release 33-6835. We respectfully advise the Staff that we do consider and attempt to quantify, to the extent practicable, the factors or sources contributing to material changes described in Management’s Discussion and Analysis of Financial Condition and Results of Operations. In light of the Staff’s comments, we will prepare our disclosure in future filings beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2010 in such a manner as to better quantify, to the extent practicable, the material changes and factors identified and will include, where appropriate, any offsetting factors.

Liquidity and Capital Resources, page 59

6.	We note that you currently expect your capital resources should be sufficient to meet your operating and capital requirements at least through the end of 2010. We further note your history of cash flows used in operations as well as your reduced cash balance and working capital position as of December 31, 2009. Tell us your consideration of providing enhanced disclosures that discuss your ability to meet your current cash requirements over both the short-term and long-term. We refer you to Section IV.B of SEC Release No. 33-8350.

Response to Comment 6:

We note the Staff’s comment and advise the Staff that, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2010, we will enhance our disclosure to discuss our ability to meet current cash requirements over both the short and long term. For example, we will include disclosure of actions taken and recent or anticipated events that are expected to impact cash flow in the short and long term, such as the $4.3 million in cash acquired upon the completion of our acquisition of Bluehill ID AG in January 2010, cash generated from the sale of acquired investment securities in listed companies and acquired treasury stock, expected additional cash generated by our Hirsch business unit, and anticipated savings from our continued cost reduction initiatives.

Critical Accounting Policies and Estimates, page 60

7.	We note your critical accounting policy and footnote disclosures regarding goodwill impairment testing. Tell us your consideration of providing enhanced disclosures that more fully describe the estimates and assumptions included in your assessment and evaluation of goodwill impairment. In this respect, we have identified the following areas where we believe an additional discussion would enhance your disclosures:

•

Disclose the reporting units used in your analysis; indicate how the reporting units are identified; provide the amount of goodwill allocated to each reporting unit and explain in greater detail how you estimate the fair value of each reporting unit;

•

Discuss the carrying value and fair value for each reporting unit as of the date of your most recent step-one test. Alternatively, disclose the percentage by which the fair values exceed the carrying values for each unit; and

•

For those reporting units in which the fair values do not exceed their carrying values by significant amounts, describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

We acknowledge the Staff’s comment and advise the Staff that, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2010, we will enhance our disclosure regarding our critical accounting policy on goodwill impairment testing to address the areas identified by the Staff similar to the disclosure shown below. We further advise the Staff that following the acquisitions of Bluehill ID and RockWest in 2010, our reporting business segments have changed and our sample disclosures below reflects the changes in the reporting structure.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is subject to annual assessment, at a minimum, for impairment in accordance with ASC Topic 350 - Intangibles - Goodwill and Other (“ASC 350”). We evaluate goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying value, including goodwill, to the fair value of the reporting unit. If the carrying value of the reporting unit exceeds the fair value, goodwill is considered impaired and a second step is performed to measure the amount of the impairment loss, if any. Under this second step, the implied goodwill value is determined, in the same manner as the amount of goodwill recognized in a business combination, to assess level of goodwill impairment, if any.

We determine the fair value of the reporting units using the income, or discounted cash flows, approach (“DCF model”) and verify the reasonableness of such fair value calculations of the reporting units using the market approach, which utilizes comparable companies’ data. The completion of the DCF model requires that we make a number of significant assumptions to produce an estimate of future cash flows. These assumptions include projections of future revenue, costs and working capital changes. In addition, we make assumptions about the estimated cost of capital and other relevant variables, as required, in estimating the fair value of our reporting units. The projections that we use in our DCF model are updated annually and will change over time based on the historical performance and changing business conditions for each of our reporting units. The determination of whether goodwill is impaired involves a significant level of judgment in these assumptions, and changes in our business strategy, government regulations, or economic or market conditions could significantly impact these judgments. We will continue to monitor market conditions and other factors to determine if interim impairment tests are necessary in future periods.

The reporting units are identified in accordance with ASC 350-20-35-33 through 35-46. Our reporting units are the Hirsch and Multicard businesses in the Identity Management Solutions & Services (“ID Management”) reporting segment, and the SCM, Tagstar, Arygon, ACiG and Syscan businesses in the Identification Products & Components (“ID Products”) reporting segment. The goodwill acquired as a result of the acquisitions of Hirsch of $21.9 million was allocated to the Hirsch reporting unit. As discussed in Note 2 to the financial statements in the Form 10-Q for the period ending June 30, 2010, the Company is in the process of finalizing the amount of goodwill measured in connection with our 2010 acquisitions of Bluehill ID and RockWest. As a result, the assignment of goodwill to Multicard, Tagstar, Arygon, ACiG and Syscan reporting units (as required by ASC 350) has not been completed as of the date of the financial statements. The Company performed its annual impairment test for the Hirsch reporting unit on December 1, 2009 (which was the only reporting unit to have recorded goodwill at that time) and the fair value of the Hirsch reporting unit according to our Step 1 test exceeded the carrying value by approximately 10% and determined that there was no impairment of goodwill at that time. As of December 1, 2009, there were no potential events and/or changes in circumstances that were expected to occur which could have a negative affect on the key assumptions used in the Step 1 analysis. Additionally, as discussed in Note 6 to the financial statements in the Form 10-Q for the period ending June 30, 2010, there were no impairment indicators during the three and six months ended June 30, 2010.

Contractual Obligations, page 64

8.	We note that you have classified a portion of the liability due to related parties as both a short-term and long-term obligation within your consolidated balance sheet. Please tell us why you believe this obligation should be excluded from the table. In addition, tell us what consideration you gave to the inclusion of FIN 48 liabilities in your table of contractual obligations. We refer you to Item 303(a)(5) of Regulation S-K and Discussion Document E of the SEC Regulations Committee Meeting on April 17, 2007.

Response to Comment 8:

We acknowledge the Staff’s comment and, upon further review, we agree with the Staff that the liability due to related parties should be included in the contractual obligations table in accordance with Item 303(a)(5) of Regulation S-K. We will include such disclosure in our Annual Report on Form 10-K for the year ending December 31, 2010. With regard to our consideration of FIN 48 liabilities, we excluded this amount from the contractual obligations table because we were unable to make reasonable estimates of the period of cash settlement with the respective taxing authority as allowed in accordance with Discussion Document E of the SEC Regulations Committee Meeting on April 17, 2007. We will include a footnote to the table regarding this exclusion as recommended in the meeting minutes in our Annual Report on Form 10-K for the year ending December 31, 2010.

Consolidated Financial Statements

Note 2. Acquisition of Hirsch Electronics, page 78

9.	We note from your disclosures that you obtained a third-party valuation report in connection with the Hirsch acquisition. Please describe the nature and extent of the specialists’ involvement in determining the fair value of the consideration transferred and measuring the identifiable intangible assets acquired and liabilities assumed. Tell us your consideration of whether the specialist is an expert and whether an expert’s consent following Securities Act Rule 436(b) of Regulation C is necessary.

Response to Comment 9:

We note the Staff’s comment and advise the Staff that we engaged a third party to assist in the valuation of certain of the assets purchased in our acquisition of Hirsch Electronics. Although management considered and relied in part on this third-party report in connection with its determination of the fair value of certain components of the consideration transferred and to measure the identifiable intangible assets acquired and liabilities to related parties assumed, the Company prepared and determined the allocation presented in the financial statements. Beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2010, we will include appropriate disclosure regarding the use of third-party reports in determining the fair value of purchase consideration or measurement of assets acquired for all acquisitions.

Note 16. Related Party Transactions, page 96

10.	We note that you have recorded a related party liability associated with the 2009 Settlement Agreement that became effective upon the acquisition of Hirsch on April 30, 2009. Tell us your consideration of disclosing the annual payment amounts for each of the next five years following the date the latest balance sheet is presented. We refer you to the guidance in FASB ASC 470-10-50. In addition, explain why the activity due to this liability is being presented as an operating activity instead of a financing activity within your statements of cash flows.

Response to Comment 10:

We acknowledge the Staff’s comment and advise the Staff that, upon further review, we have determined that the annual payment amounts should be disclosed in accordance with FASB ASC 471-10-50 and will include the information in our Annual Report on Form 10-K for the year ending December 31, 2010.

With regard to the classification in the statements of cash flows, we respectfully advise the Staff that prior to our acquisition of Hirsch, effective November 1994, Hirsch had entered into a settlement agreement (the “1994 Settlement Agreement”) with two limited partnerships, Secure Keyboards, Ltd. (“Secure Keyboards”) and Secure Networks, Ltd. (“Secure Networks”). Under the terms of the 1994 Settlement Agreement, Hirsch was making payments (“royalty payments”) to Secure Keyboards and Secure Networks, calculated as a percentage of revenue, against the exclusive rights to certain patents and technology which it had purchased from Secure Keyboards and Secure Networks. On April 8, 2009, Secure Keyboards, Secure Networks and Hirsch amended and restated the 1994 Settlement Agreement to replace the royalty-based payment arrangement under the 1994 Settlement Agreement with a new, definitive installment payment schedule with contractual payments to be made in future periods through 2020 (the “2009 Settlement Agreement”). In connection with our acquisition of Hirsch, we assumed this related party liability which now represented the fixed amount of royalty payments, subject to increase based on the percentage increase in the Consumer Price Index.

In our evaluation of the classification of cash flow payments related to this liability, we considered the guidance in ASC 230-10-45-15, which states that the following are to be considered as cash outflows from financing:

a)	Repayments of amounts borrowed.

b)	Other principal payments to creditors who have extended long-term credit.

c)	Distributions to counterparties of derivative instruments that include financing elements at inception.

d)	Payments for debt issue costs.

Based on the above guidance, we concluded that the most appropriate classification for these cash outflows was operating activity. First, because this liability was assumed as part of the business combination, we considered how these payments would be classified in the absence of the business combination. As described above, the payments are connected to a royalty agreement which supports an operating activity classification. Additionally, the starting point for calculating the liability pursuant to the 2009 Settlement Agreement was the historical royalty payments made under the 1994 Settlement Agreement as described above. Therefore, after considering the starting point for calculating the fair value of the liability and the growth rate assumption that was used to develop the amount (which would not be present in a typical financing arrangement), we concluded this would be an operating cash flow classification. Finally, we considered the guidance in paragraph 230-10-45-13(c) which states in part that “incurring directly related debt to the seller is a financing transaction, and subsequent payments of principal on that debt thus are financing cash outflows.” The liability assumed as part of the business combination is with Secure Keyboards and Secure Networks which were not the sellers of Hirsch and as a result further reiterated the operating cash flow classification.

Item 9A. Controls and Procedures, page 101

11.	Tell us your consideration of providing a statement in substantially the following form: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.” We refer you to Item 308T of Regulation S-K.

Response to Comment 11:

Upon review, we acknowledge that the statement noted by the Staff was inadvertently omitted from the Filing and should have been included. In light of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, which amended the Sarbanes-Oxley Act to make permanent the exemption for smaller reporting companies from compliance with section 404(b), we will include any statements regarding this exemption to the extent required under applicable Commission rules or regulations in the future.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)

General

12.

Item 402(a)(3) of Regulation S-K requires that you provide compensation information for all individuals serving as your principal executive officer (PEO) during the reportable fiscal year, all individuals serving as your principal financial officer (PFO) during the reportable fiscal year, and three of your most highly compensated executive officers other than your PEO and PFO who were serving as executive officers at the end of the reportable fiscal year. We note that you provide compensation information for your PEO, former PFO, interim PFO and two of your most highly compensated executive officers other than your PEO and interim PFO who were serving at December 31, 2009. We further note that Mr. Chhor’s employment with the company terminated effective June 30, 2009. Accordingly, it appears as though you may have omitted information with respect to an additional executive officer. Refer to Item 402(a)(3)(iii) of Regulation S-K. Please explain to us how you determined that this disclosure was not required.

Response to Comment 12:

We respectfully advise the Staff that, as a result of the resignations occurring during fiscal year 2009, we had only two executive officers other than our chief executive officer and interim chief financial officer at fiscal year end. Therefore, we included the information about the two remaining executive officers and provided information regarding the executive officers who resigned during the year. We believe this presentation to be consistent with the requirements of Item 402(a)(3) of Regulation S-K.

Overview of Compensation Program, page 36

13.	Please provide clear disclosure addressing how each compensation component and your decisions regarding these components impact other elements of compensation. See Item 402(b)(1)(vi) of Regulation S-K. In this regard, please clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. Please further elaborate on your existing disclosure regarding the impact of German labor practices on your compensation program.

Response to Comment 13:

We note the Staff’s comment and advise the Staff that, in future filings, we will provide clearer disclosure describing how each compensation element and decisions regarding that element fit into the Company’s overall compensation objectives and affect decisions regarding other elements. In general, we have considered compensation components collectively, but from time to time have considered the impact of a change in one component of compensation on other components.

We further advise the Staff that, as to German labor practices, we have described when certain elements of compensation, such as payments to German government pension programs, are a result of German employment law or practice. In future filings, we will enhance and clarify our disclosure, to the extent appropriate, regarding the impact of German employment law and practice on compensation objectives and on individual compensation decisions.

14.

We note that you do not currently have a specific policy to guide the allocation of total compensation among the various elements and forms of awards (e.g. cash or equity). If you have a formula of any type, please describe what that formula is. If you have something less than a formula, such as a preference or practice in allocating between cash and non-cash compensation and among different forms of non-cash compensation, please include an appropriate discussion of any such policies, including analysis of how decisions regarding one type of award motivate the Compensation Committee to award or consider other forms of compensation. Refer to Item 402(b)(2)(ii) of Regulation S-K.

Response to Comment 14:

We advise the Staff that, while the balance of cash and non-cash compensation is considered when determining compensation objectives and reviewing the elements of compensation, historically there has been no specific policy, practice or formula regarding the allocation of total compensation among the various forms of awards. With the recent changes in the Company’s management following our acquisition of Bluehill ID AG, senior management and our Board of Directors (including the Compensation Committee) have been reviewing the Company’s compensation policies and objectives with a view to establishing guidelines or criteria regarding the overall balance of our compensation packages. In future filings, we will include appropriate discussion of any such guidelines or criteria.

Compensation Risk Assessment, page 37

15.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response to Comment 15:

We note the Staff’s comment and advise the Staff that, in determining whether any disclosure was necessary under Item 402(s), the Compensation Committee undertook to review its compensation practices to determine if any components encouraged excessive risk taking and to what extent its compensation practices mitigate any such risks. The Committee considered the various elements of its compensation practices, including base salary, annual bonus programs, short and long-term incentive awards, sales commission plans, the use of cash and equity awards, and how performance is evaluated. While our annual bonus programs and sales commission plans may encourage short-term risk taking on the part of participating employees, the Committee believed that these risks were balanced by the use of fixed base salaries and long-term incentives that encourage employees to take a long-term view of our business. In future filings requiring disclosure under Item 402(s), we will include a description regarding the process for evaluating compensation risk.

Compensation Elements, page 37

16.

Your Compensation Discussion and Analysis section should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2009 for each of the named executive officers identified in the Summary Compensation Table. Your discussion of the various elements of compensation does not specifically explain how you arrived at the amounts paid for each named executive officer. For example, we note minimal discussion and analysis of how the Compensation Committee determined (i) base salaries and (ii) maximum cash bonus and equity award targets established for your named executive officers, and why each such level was appropriate. By way of further example, we note that you indicate that base salaries are based on “competitive market practice,” but fail to define the relevant metrics and describe the specific factors considered by the Compensation Committee in reaching this conclusion. Please provide a more focused discussion, on an individualized basis, that provides substantive analysis and insight into how the Compensation Committee made actual payout determinations for the fiscal year for which compensation is being reported. Discuss the specific factors considered by the Compensation Committee in ultimately approving each form of compensation, including the reasons the amounts paid to each named executive officer are believed appropriate and how the Compensation Committee assessed the competitiveness of management’s salary structure. Refer to Item 402(b)(1)(iv) and (v) of Regulation S-K.

Response to Comment 16:

We respectfully advise the Staff that, although we believe our salaries are competitive, in 2009 the Compensation Committee did not undertake any surveys or other review of salaries in similarly-situated companies. In future filings, we will provide expanded analysis of how the compensation for each named executive officer was determined. The discussion will include information, on an individualized basis, of the factors and metrics that were considered when determining the form and amount of compensation, as well as the reasons the Committee considers the amounts paid to executive officers to be appropriate. Please also see our response to Comment 14.

Incentive Cash Bonuses, page 38

17.	You disclose that no cash bonuses were awarded in fiscal 2009 under either the quarterly or annual components of your 2009 executive bonus plan or sales commission plan because your executive officers waived their eligibility to receive bonus payments during 2009. Notwithstanding the foregoing, pursuant to the Summary Compensation Table, you disclosure that Mr. Wimmer was paid $11,522 during 2009 pursuant to the executive bonus plan. Please advise. Additionally, we note that you have failed to provide a focused quantitative disclosure of the specific quarterly and annual operating profit targets and corporate goals utilized in determining incentive compensation for your named executive officers during 2009 and the extent to which target or maximum levels of performance goals were achieved by each named executive officer (notwithstanding their voluntary waiver of any right to receive such awards). Refer to Item 402(b) of Regulation S-K. Please provide the required disclosure regarding your 2009 executive bonus plan and sales commission plan or explain why you do not believe such disclosure is required.

Response to Comment 17:

We advise the Staff that Mr. Wimmer was an executive officer at the end of 2009 solely as a result of his appointment as interim chief financial officer. Mr. Wimmer currently is not, and prior to his appointment as interim chief financial officer was not, an executive officer. Pursuant to Item 402(a)(3) of Regulation S-K, we included all of Mr. Wimmer’s compensation for 2009 in the Summary Compensation Table. The bonus disclosed in the Summary Compensation was earned by Mr. Wimmer under a non-executive employee compensation plan and not as a result of his service as interim chief financial officer. Although he served as an interim executive officer at the end of 2009, Mr. Wimmer did not participate in the 2009 executive bonus plan.

We further advise the Staff that, in light of the executive officers’ waivers of eligibility under the 2009 executive bonus plan, we did not include information about the specific quarterly and annual goals under the 2009 executive bonus plan. We acknowledge that such information should be provided in accordance with Item 402(b) even if participants have waived eligibility and we will include such disclosure in accordance with Item 402(b) in future filings.

Long-Term Equity Incentives, page 39

18.	It appears that each of Messrs. Rohaly, Mueller and Wimmer received annual “top-up” awards in April 2009. Please advise whether these awards were discretionary or based upon the satisfaction of pre-established criteria. If discretion was exercised, for each such executive officer please disclose why the Compensation Committee determined that an additional stock award was appropriate. In either case, disclose how the amount of each award was determined. We would expect such disclosure to include specific discussion of the established performance goals for 2009, how each officer’s actual performance measured against such stated goals, and, if applicable, analysis regarding the positive results generated by each such officer’s performance that inspired the Compensation Committee to exercise its discretion in awarding those options.

Response to Comment 18:

We respectfully advise the Staff that it has been the Company’s normal process to grant annual “top-up” option awards to each of its executive officers and to other non-executive, eligible employees. As described on pages 39-40 of the proxy statement, annual executive top-up grants historically have been made based on the positive results of annual performance reviews and are generally in an amount ranging between 25% and 33% of the options received in the executive officer’s initial grant. The number of annual “top up” options granted is discretionary and typically takes into account the number of options previously awarded, the executive’s performance over the past year, our recent performance and any other factors determined by the Compensation Committee to be relevant. In April 2009, the Compensation Committee determined that slightly higher option grants than in past years should be awarded to eligible executives (and other employees) as annual salary increases had been limited to a very small number of employees (and the two then-eligible executives had taken voluntary salary reductions). Also, as described in the our response to Comment 17, Mr. Wimmer was not an executive officer at the time the top-up grants were determined and received his grant as part of the non-executive employee pool, not as a result of his service as interim chief financial officer at the end of 2009. In future filings, we will include more detailed disclosure regarding the determination of “top-up” awards in general and, if applicable, with respect to each executive officer receiving such awards.

Summary Compensation Table, page 41

19.	We note that column (g) of the Summary Compensation Table reflects a payment of $47,863 to Mr. Chhor in 2009 and that the amount reflected as salary in column (c) of the Summary Compensation Table includes a release period payment of 45,000 Euros. We further note that Mr. Chhor had earlier agreed to forfeit his eligibility to receive bonus payments in 2009, and that both of the aforementioned amounts were paid pursuant to the terms of his termination agreement. In view of the foregoing, please explain why these awards are not properly reportable as other compensation in column (j) of the Summary Compensation Table. Refer to Item 402(c)(2)(ix)(D) of Regulation S-K.

Response to Comment 19:

We advise the Staff that Mr. Chhor entered into a resignation agreement with the Company in February 2009. As a result, Mr. Chhor was no longer an executive officer after that date and not part of the group of executive officers who waived their eligibility to receive bonus payments under the 2009 executive bonus plan. Pursuant to the terms of the resignation agreement, Mr. Chhor received continued salary payments during a release period that expired on June 30, 2009. Because the resignation agreement described these as continued salary payments, we reflected the amount paid as continued base salary between February 6, 2009 and June 30, 2009. After reviewing the Staff’s comment, we understand that the salary continuation payments may have been more properly disclosed under column (i) as other compensation received in connection with Mr. Chhor’s termination. In future filings, we will reflect any payments made in connection with terminations or other events described in Item 402(c)(2)(ix)(D) of Regulation S-K in the appropriate column of the Summary Compensation Table.

Employment Agreements: Termination/Change in Control Arrangements, page 46

20.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreement you describe. See paragraphs (b)(1)(vi) and (j)(3) of Item 402 of Regulation S-K. Also, in Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response to Comment 20:

We advise the Staff that, In future filings, we will enhance our disclosure to describe how payments and benefits under employment agreements fit into the Company’s overall compensation objectives and affect decisions regarding the various compensation elements. In addition, we will describe any payments or benefits under employment agreements that are triggered by certain provisions of the employment agreements.

Compensation Committee Interlocks/Insider Participation, page 50

21.	We note that one of the members of your compensation committee, Mr. Liebler, is involved in a transaction with the company which is reportable pursuant to Item 404 of Regulation S-K. Although you disclose this transaction on page 53, please be advised that Item 407(e)(4)(c) of Regulation S-K requires disclosure under this heading of any relationship requiring disclosure under Item 404 of Regulation SK. In future filings, please confirm that you will disclose such relationships in the manner prescribed by Item 407(e)(4)(c) of Regulation S-K. To avoid duplicative disclosure, you may include a cross- reference to the compensation committee interlocks heading in your section on related party transactions.

Response to Comment 21:

We note the Staff’s comment and confirm that, In future filings, we will disclose insider relationships in the manner prescribed by Item 407(e)(4)(c) of Regulation S-K, which may include a cross-reference to the compensation committee interlocks heading in the section on related party transactions.

Compensation Committee Report, page 50

22.	Please clarify whether Mr. Turner served on your Compensation Committee during 2009 and at the end of 2009. We note inconsistent disclosures regarding Compensation Committee membership on pages 10 and 50. If Mr. Turner did serve on the Compensation Committee during 2009, please explain why Mr. Turner’s name does not appear below the required disclosure in the Compensation Committee report. Refer to Item 407(e)(5)(ii) of Regulation S-K and Question 133.07 of our Compliance and Disclosure Interpretations pertaining to Regulation S-K.

Response to Comment 22:

We note the Staff’s comment and confirm that Mr. Turner served on the Compensation Committee throughout 2009 and until January 2010. While Item 407(e)(ii) of Regulation S-K provides that the “name of each member” of the compensation committee should appear below the committee’s report, it does not specify whether former members of the committee who continue to serve on the board of directors should be included even if the former member does not participate in the committee’s review of the Compensation Discussion and Analysis section. Compliance and Disclosure Interpretation 133.07 provides that members who participate “in the review” of the Compensation Discussion and Analysis section should be named but that former members who no longer serve on the board may be omitted. Upon review of this guidance, we have determined that, while Mr. Turner was not a member of the Compensation Committee at the time of its review of the Compensation Discussion and Analysis, he did review the proxy statement that included the Compensation Discussion and Analysis and Compensation Committee Report solely in his capacity as a member of the Board. Therefore, we consider it appropriate that his name was not included below the report. Alternatively, we consider that it would be permissible to include his name on the report with a notation of his status as a prior member of the Committee.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Beneficial Ownership, page 29

23.	Item 403(a) of Regulation S-K requires disclosure of all beneficial owners, with reference to beneficial ownership as it is defined in Rule 13d-3 under the Exchange Act. Thus, you must identify all persons who, directly or indirectly, have or share voting or investment control of the securities presented. Please revise your disclosure to clearly present by footnote the natural person or persons having sole or shared voting and investment control over the securities held by each of Mountain Partners AG, BH Capital Management AG, and Lincoln Vale European Partners Master Fund, L.P. If appropriate, consider revising your footnotes pertaining to beneficial ownership information with respect to Messrs. Wenzel and Liebler to ensure consistency and accuracy of disclosure.

Response to Comment 23:

We advise the Staff that, In future filings, we will include the disclosure regarding the natural person or persons who have or share voting or investment control over the securities presented in the beneficial ownership table in accordance with Item 403. In addition, in future filings we will revise the footnotes to the table regarding the entities and directors noted in the Staff’s comment to ensure consistency and accuracy of our disclosure.

* * * * * * * * * * *

In responding to the Staff’s Comment Letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s continued assistance and cooperation in connection with the review of the Filing. Questions regarding the above responses or related disclosures may be addressed to the undersigned at 1-949-250-8888 (office) or 1-949-250-7263 (facsimile), or to Barbara A. Jones, Esq. at 1-617-310-6064 (office) or 1-617-897-0954 (facsimile).

Respectfully Submitted, /s/ Melvin Denton-Thompson Melvin Denton-Thompson Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

cc:	Morgan Youngwood, Staff Accountant, Securities and Exchange Commission

Courtney Haseley, Staff Attorney, Securities and Exchange Commission

Mark P. Shuman, Legal Branch Chief, Securities and Exchange Commission

Ayman Ashour, Chief Executive Officer, Identive Group, Inc.

Barbara A. Jones, Esq., Greenberg Traurig, LLP